UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Fifth Third Bancorp

(Exact Name of Registrant as Specified in Its Charter)

Ohio	31-0854434
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Fifth Third Center 38 Fountain Square Plaza, Cincinnati, Ohio	45263
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Depositary Shares Representing a 1/40th Ownership Interest in a Share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series M	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e) check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e) check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

333-291296

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

As previously disclosed, on October 5, 2025, Fifth Third Bancorp, an Ohio corporation (“Fifth Third” or the “Registrant”), Fifth Third Financial Corporation, an Ohio corporation and a wholly owned subsidiary of the Registrant (“Fifth Third Intermediary”), Comerica Incorporated, a Delaware corporation (“Comerica”) and Comerica Holdings Incorporated, a Delaware corporation and a wholly owned subsidiary of Comerica (“Comerica Holdings”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, (i) Comerica will merge with and into Fifth Third Intermediary (the “Merger”), with Fifth Third Intermediary surviving the merger as the surviving corporation and (ii) immediately thereafter, Comerica Holdings will merge with and into Fifth Third Intermediary, with Fifth Third Intermediary surviving the merger as the surviving corporation (the “Second Step Merger” and, with the Merger, the “Mergers”).

In connection with the Merger, each share of common stock of Comerica, par value $5.00 per share (“Comerica Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (except for shares of Comerica Common Stock owned by Comerica or the Registrant (in each case other than shares of Comerica Common Stock (a) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (b) held, directly or indirectly, by Comerica or the Registrant in respect of debts previously contracted)) will be converted into the right to receive 1.8663 shares of common stock of the Registrant, without par value (“Fifth Third Common Stock”).

In addition, (i) each share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value, of Comerica (“Comerica Preferred Stock”) issued and outstanding immediately prior to the Merger will automatically be converted into the right to receive one share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series M, no par value, of the Registrant (“New Fifth Third Preferred Stock”) and (ii) each outstanding depositary share representing a 1/40th interest in a share of Comerica Preferred Stock (“Comerica Depositary Shares”) will be converted into a depositary share representing a 1/40th interest in a share of New Fifth Third Preferred Stock (“New Fifth Third Depositary Shares”). If declared by the Fifth Third board of directors or a duly authorized committee of the board of directors, Fifth Third will pay dividends on the New Fifth Third Preferred Stock, in arrears, quarterly on January 1, April 1, July 1 and October 1 of each year. The New Fifth Third Preferred Stock will pay its initial dividend on April 1, 2026 for the period commencing on, and including, January 1, 2026. The New Fifth Third Preferred Stock will rank equally with any series of parity preferred stock of Fifth Third, including Fifth Third’s 6.00% Non-Cumulative Perpetual Class B Preferred Stock, Series A, 5.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series H, 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I, 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J and 4.95% Non-Cumulative Perpetual Preferred Stock, Series K, and any series of parity preferred stock Fifth Third may issue in the future.

After completion of the Merger, Comerica Common Stock and Comerica Preferred Stock will be delisted from the New York Stock Exchange (“NYSE”). The securities of Comerica will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will cease to be publicly traded on the NYSE.

This Registration Statement on Form 8-A is being filed by the Registrant with the United States Securities and Exchange Commission (the “Commission”) in connection with the registration of the New Fifth Third Depositary Shares, under Section 12(b) of the Exchange Act.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The description of the New Fifth Third Preferred Stock to which the New Fifth Third Depositary Shares relate is set forth under the heading “Description of New Fifth Third Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-291296) of the Registrant, filed with the Commission on November 5, 2025, and effective on November 25, 2025, is incorporated herein by reference. The description of the New Fifth Third Depositary Shares is set forth below.

Description of the New Fifth Third Depositary Shares

General

Each New Fifth Third Depositary Share will represent a 1/40th interest in a share of New Fifth Third Preferred Stock and will be evidenced by depositary receipts. Fifth Third will deposit the underlying shares of New Fifth Third Preferred Stock with the Depositary (as defined below) pursuant to that certain deposit agreement (the “Deposit Agreement”), among Fifth Third, Equiniti Trust Company, LLC (the “Depositary”), as depositary, transfer agent and registrar and all holders from time to time of receipts issued thereunder. Subject to the terms of the Deposit Agreement, the New Fifth Third Depositary Shares will be entitled to all the powers, preferences and special rights of the New Fifth Third Preferred Stock in proportion to the fraction of a share of the New Fifth Third Preferred Stock that the New Fifth Third Depositary Shares represent.

Dividends and Other Distributions

Each dividend payable on a New Fifth Third Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on each related share of New Fifth Third Preferred Stock.

The Depositary will distribute all dividends and other cash distributions received on the New Fifth Third Preferred Stock to the holders of record of the depositary receipts in proportion to the number of New Fifth Third Depositary Shares held by each holder. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of New Fifth Third Depositary Shares held by each holder, in any manner that the Depositary and the Company may deem equitable and practicable for accomplishing such distribution.

Record dates for the payment of dividends and other matters relating to the New Fifth Third Depositary Shares will be the same as the corresponding record dates for the New Fifth Third Preferred Stock.

The amount paid as dividends or otherwise distributable by the Depositary with respect to the New Fifth Third Depositary Shares or the underlying New Fifth Third Preferred Stock will be reduced by any amounts required to be withheld by Fifth Third or the Depositary on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any New Fifth Third Depositary Shares or the shares of the New Fifth Third Preferred Stock until such taxes or other governmental charges are paid.

Redemption of New Fifth Third Depositary Shares

If Fifth Third redeems the New Fifth Third Preferred Stock, in whole or in part, the related New Fifth Third Depositary Shares also will be redeemed with the proceeds received by the Depositary from the redemption of the New Fifth Third Preferred Stock held by the Depositary. The redemption price per New Fifth Third Depositary Share will be 1/40th of the redemption price per share payable with respect to the New Fifth Third Preferred Stock (or $25 per New Fifth Third Depositary Share), plus, as applicable, any declared and unpaid dividends on the shares of the New Fifth Third Preferred Stock called for redemption for the then-current dividend period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If Fifth Third redeems shares of New Fifth Third Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of New Fifth Third Depositary Shares representing those shares of New Fifth Third Preferred Stock so redeemed. If Fifth Third redeems less than all of the outstanding New Fifth Third Depositary Shares, the New Fifth Third Depositary Shares to be redeemed will be selected either pro rata or by lot. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the New Fifth Third Preferred Stock and the number of New Fifth Third Depositary Shares to be redeemed.

Voting

Because each New Fifth Third Depositary Share represents a 1/40th ownership interest in New Fifth Third Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per New Fifth Third Depositary Share under those limited circumstances in which holders of the New Fifth Third Preferred Stock are entitled to vote.

When the Depositary receives notice of any meeting at which the holders of New Fifth Third Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the New Fifth Third Depositary Shares relating to the New Fifth Third Preferred Stock. Each record holder of the New Fifth Third Depositary Shares on the record date, which will be the same date as the record date for the related New Fifth Third Preferred Stock, may instruct the Depositary to vote the amount of New Fifth Third Preferred Stock represented by the holder’s New Fifth Third Depositary Shares. To the extent possible, the Depositary will vote the amount of New Fifth Third Preferred Stock represented by New Fifth Third Depositary Shares in accordance with the instructions it receives. Fifth Third will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any New Fifth Third Depositary Shares representing the New Fifth Third Preferred Stock, it will abstain from voting with respect to such shares.

The foregoing description of the terms of the Deposit Agreement and the New Fifth Third Depositary Shares is qualified in its entirety by reference to the full text of the Deposit Agreement, which is included as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2.	Exhibits

Exhibit Number	Description

3.1	Amended Articles of Incorporation of Fifth Third Bancorp. Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2021.

3.2	Code of Regulations of Fifth Third Bancorp, as Amended as of December 12, 2023. Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on December 18, 2023.

3.3	Form of Amendment to the Amended Articles of Incorporation of Fifth Third Bancorp. Incorporated with respect to the 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series M.

4.1	Form of Deposit Agreement, between Fifth Third Bancorp, as issuer, Equiniti Trust Company, LLC, as depositary, transfer agent and registrar, and all holders from time to time of Receipts issued thereunder.

4.2	Form of Depositary Receipt (included as part of Exhibit 4.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FIFTH THIRD BANCORP

January 30, 2026	/s/ Bryan D. Preston
Bryan D. Preston
Executive Vice President and Chief Financial Officer